PRESS RELEASE

Exscientia Acquires Full Rights to Potential Best-in-Class CDK7 Inhibitor Ahead of Phase 1 Dose Escalation Data Readout

Maximises upside potential of precision-designed GTAEXS617 with purchase of rights from GT Apeiron

Monotherapy dose escalation data readout for ELUCIDATE Phase 1/2 trial on track for second half of 2024

Combination dose escalation study starting with HR+/HER2- breast cancer to commence in late 2024/early 2025

OXFORD, England, July 18, 2024 – Exscientia plc (Nasdaq: EXAI) today announced it has reached an agreement to acquire GT Apeiron’s share of its oral CDK7 inhibitor programme, gaining full control of GTAEXS617 (‘617) and all related intellectual property.

The monotherapy dose escalation phase of ELUCIDATE is designed to assess the safety, pharmacokinetics and pharmacodynamics of '617 in advanced solid tumours. Recruitment for the trial is progressing well with monotherapy dose escalation data on track to readout in the second half of 2024. In late 2024/early 2025, the study will transition to a combination dose escalation phase. The first tumour type to be explored in this portion of the study is expected to be HR+/HER2- breast cancer patients that have progressed on CDK4/6 inhibitors, assessing ‘617 in combination with a selective estrogen receptor degrader (SERD).

“We are excited to have full ownership of this potentially transformative asset,” said David Hallett, Ph.D., interim Chief Executive Officer and Chief Scientific Officer of Exscientia. “This underlines our confidence that we have not only used AI to design a potent and selective compound, but one that has balanced overall properties; these include a reversible mechanism of action and an appropriate human half-life to maximise the therapeutic index of this important cellular mechanism. CDK inhibitors are a major class of oncology drugs, and we believe our highly differentiated compound has the potential to greatly expand impact for patients and exemplifies our leadership in technology-driven drug design.”

Under the terms of the agreement, Exscientia will own full rights to the intellectual property as well as full control of this CDK7 inhibitor programme. Exscientia will pay GT Apeiron $10 million in upfront cash, $10 million in upfront equity, and take on all existing development costs, in addition to paying single digit royalties if Exscientia or a third party commercializes '617. Following the transaction, Exscientia’s cash runway is still expected to extend well into 2027.

About ELUCIDATE

The ELUCIDATE trial is a multicentre, open-label, two-stage clinical trial to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy of ‘617 administered orally as monotherapy and in combination with standard of care therapies. The company is enrolling patients with solid tumours including head and neck cancer, colorectal cancer, pancreatic cancer, non-small cell lung cancer

(NSCLC), breast cancer and ovarian cancer, who have advanced, recurrent or metastatic disease and have failed standard of care.

Both the monotherapy and combination therapy dose escalation portion of the trial will enrol patients across multiple dose levels to determine the optimal biological dose (OBD). The dose expansion phase of the trial will commence upon identification of the OBD. The primary efficacy endpoint of the expansion phase is objective response rate (ORR).

CDK7 inhibition combines many potential benefits such as transcription inhibition, reduction of aberrant kinome activation, cell cycle inhibition and modulation of estrogen receptor activity. This makes it an attractive target to overcome common resistance pathways associated with CDK4/6 inhibition, which only targets the cell cycle. Exscientia believes ‘617 has the potential to overcome significant safety and efficacy limitations of existing approved treatments due to the underlying biology of CDK7 and our laser focus on maximising therapeutic index through an AI-designed molecule that enables tight control of both extent and duration of target inhibition.

About Exscientia

Exscientia is a technology-driven drug design and development company, committed to creating more effective medicines for patients, faster. Exscientia combines precision design with integrated experimentation, aiming to invent and develop the best possible drugs in the most efficient manner. Operating at the interfaces of human ingenuity, artificial intelligence (AI), automation and physical engineering, we pioneered the use of AI in drug discovery as the first company to progress AI-designed small molecules into a clinical setting. We have developed an internal pipeline focused on oncology, while our partnered pipeline extends to many other therapeutic areas. By leading this new approach to drug creation, we believe we can change the underlying economics of drug discovery and rapidly advance the best scientific ideas into medicines for patients.

For more information visit us on www.exscientia.com or follow us on LinkedIn @ex-scientia and X @exscientiaAI.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “plan,” “projects,” and “future” or similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the advantages of the Company’s technology platform and its drug discovery programmes; the Company’s belief that using generative AI will accelerate drug development; the anticipated benefits and upside potential of the Company’s control and full ownership of the intellectual property related to the

CDK7 inhibitor program; the initiation, timing and progress of, and data collected during and reported from, the Company’s and its partners’ clinical trials, as well as the Company’s expectation that its existing cash runway will be sufficient to fund its operations well into 2027. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the company’s control. These risks and uncertainties include, but are not limited to, the risk that the company’s platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for the company or its collaborators; the company may be unable to advance its drug candidates through clinical development, regulatory approval or commercialisation; the impacts of macroeconomic conditions, including the conflict in Ukraine and the conflict in the Middle East, heightened inflation and uncertain credit and financial markets, on the Company’s business, clinical trials and financial position; the company’s ability to realise the benefits of its collaborations; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. These and other risks and uncertainties are described in the “Risk Factors” section of Exscientia’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC) on March 21, 2024, and well as discussions of potential risks, uncertainties and other factors in Exscientia’s subsequent filings with the SEC. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

Investor Relations:
Sara Sherman / Chinedu Okeke
investors@exscientia.ai

Media:
David Keown
media@exscientia.ai